ZyVersa Therapeutics, Inc.

2200 N. Commerce Parkway, Suite 208

Weston, Florida 33326

(754) 231-1688

August 5, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc.
Registration Statement on Form S-1
SEC File No. 333-288470
Request for Acceleration

To whom it may concern:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, ZyVersa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-288470) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., eastern time, on August 6, 2025, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Thompson Hine LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Thompson Hine LLP, by calling Faith L. Charles at (212) 908-3905.

Please feel free to direct any questions or comments concerning this request to Faith L. Charles of Thompson Hine LLP at (212) 908-3905.

ZYVERSA THERAPEUTICS, INC.

By:	/s/ Stephen C. Glover
Name:	Stephen C. Glover
Title:	Chief Executive Officer

Cc: Faith L. Charles, Thompson Hine LLP